SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)


                               EDGAR Online, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                    279765101
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                                 (CUSIP Number)


                              Basil P. Regan
                              c/o Regan Partners, L.P.
                              32 East 57th Street, 20th Floor
                              NY, NY 10022
                              Telephone (212) 317-1640
-----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 14, 2007
-----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

CUSIP No. 279765101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Basil P. Regan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [_]
                                                             (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     PF and WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     502,652

8.   SHARED VOTING POWER

     1,692,300

9.   SOLE DISPOSITIVE POWER

     502,652

10.  SHARED DISPOSITIVE POWER

     1,692,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,194,952

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.52%

14.  TYPE OF REPORTING PERSON

      IN

CUSIP No. 279765101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Regan Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [_]
                                                             (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,692,300

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,692,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,692,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.57%

14.  TYPE OF REPORTING PERSON

      PN

CUSIP No. 279765101
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is EDGAR Online, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 50 Washington Street, Norwalk, CT 06854-2710. This schedule relates to the Issuer's Common Stock, $.01 Par Value (the "Shares").

--------------------------------------------------------------------------------

Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Basil Regan and Regan Partners, L.P. (the "Partnership" and together with Basil Regan the "Reporting Persons"). The Reporting Persons' principal business address is located at 32 East 57th Street, 20th Floor, New York, New York 10022. Mr. Regan serves as the General Partner of the Partnership. Basil Regan is a United States citizen.

     (d) The Reporting Persons have not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date  hereof,  Basil  Regan  may be deemed  to  beneficially  own
2,194,952 shares, and the Partnership may be deemed to beneficially own 1,692,300 shares.

     The source of funds used to purchase the securities reported herein was Basil Regan's personal funds and the Partnership's working capital.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were originally acquired for investment purposes by the Reporting Persons on behalf of Basil Regan's personal trading accounts, the Partnership's account and the account of Regan International Fund Limited. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

     On February 13, 2007, the Reporting Persons filed an amendment to their original 13D filed on November 9, 2006 and attached a letter, dated February 13, 2007 (the "Letter"), sent from Regan Partners, L.P. ("Regan Partners") to the Board of Directors of the Issuer. The letter is attached as Exhibit C to this 13D Amendment for reference. The Letter stated that Regan Partners intended to call upon the Issuer to (i) replace senior management; (ii) dismiss two current directors and appoint three independent directors selected by Regan Partners to the Board of Directors; (iii) provide Regan Partners with a complete list of shareholders; and (iv) schedule a meeting with Regan Partners and the independent directors of the Board of Directors to discuss implementation of said changes.

     On February 16, the Issuer announced that it would, among other things, nominate two additional independent individuals for election at the Issuer's 2007 annual meeting and that the current chairman of the Board of Directors and the current director would not be nominated for re-election. (The Release is attached as Exhibit D to this 13D Amendment for reference). The Issuer also announced that it had retained an executive search firm to assist it in filling the position of President. The Reporting Persons do not feel that the Issuer's response has met their demands in a way which would enhance the Issuer's management, and therefore now feel even less confident with the direction of the Issuer.

     The Reporting Persons are considering to file a proxy statement on Schedule 14A with the Securities and Exchange Commission, which would nominate new directors to stand for election to the Board of Directors. This consideration stems from the idea that a new independent Board of Directors will bring confidence back to the Issuer's shareholder base.

     This Amendment is not a solicitation for proxies from any shareholder and the Reporting Persons are not currently soliciting any shareholder to vote, withhold a vote, grant a proxy with regard to, or in any other way take action with regard to the election of directors or any other matter to be voted upon at the annual meeting. The Reporting Persons believe that all shareholders should make independent decisions regarding the election of directors and any other matter to be voted upon at the annual meeting.

     The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of
Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Basil Regan may be deemed to be the beneficial owner of 2,194,942 Shares, or 8.52% of the shares of the Issuer, based on 25,756,782 Shares outstanding as of November 14, 2006, as reported on the Issuer's most recent Form 10-Q.

     Basil Regan has the sole power to vote or direct the vote of 502,652 Shares to which this filing relates.

     Basil Regan shares the power to vote or direct the vote of 1,692,300 Shares to which this filing relates.

     Basil Regan has the sole power to dispose or direct the disposition of 502,652 shares to which this filing relates.

     Basil Regan shares the power to dispose or direct the disposition of 1,692,300 shares to which this filing relates.

     The Partnership has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     The Partnership shares the power to vote or direct the vote of 1,692,300 Shares to which this filing relates.

     The Partnership has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     The Partnership shares the power to dispose or direct the disposition of 1,692,300 shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Schedule B and were all effected in broker transactions.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

          Exhibit A: Agreement between Reporting Persons to file jointly; Exhibit B: Schedule of Transactions in the Shares of the Issuer; Exhibit C: The Letter, dated February 13, 2007 (incorporated herein by reference to Amendment #1 of the Reporting Persons' 13D for EDGAR Online, Inc. filed February 13, 2007); and
          Exhibit D: The Release, dated February 16, 2007 (incorporated herein by reference to Exhibit 99.1 to EDGAR Online, Inc.'s Form 8-K, filed February 16, 2007)

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     March 14, 2007
                                         --------------------------------------
                                                       (Date)



                                          REGAN PARTNERS, L.P.*

                                          By: /s/ Basil P. Regan
                                          ---------------------------------
                                          Basil P. Regan, General Partner



                                                   /s/ Basil Regan*
                                         -------------------------------------
                                                 Name: Basil Regan




          Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons hereby disclaim beneficial ownership over the shares reported on this Form 13D except to the extent of their pecuniary interest therein.

                                                                 Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D Amendment No. 1, dated March 14, 2007 relating to the Common Stock, par value $.01 per share, of EDGAR Online Inc. shall be filed on behalf of the undersigned.


                                               /s/ Basil P. Regan
                                           ------------------------------------
                                                   Basil P. Regan


                                           REGAN PARTNERS, L.P.

                                           By: /s/ Basil P. Regan
                                               -------------------------------
                                               Basil P. Regan, General Partner

                                    Exhibit B
                           Transactions in the Shares
                           --------------------------

                               Number of Shares
   Date of Transaction           Purchase/(SOLD)            Price of Shares


Regan Partners, L.P.



2/28/07                             50,000                     3.3971


Transactions in other accounts over which Basil Regan may be deemed to beneficially own.





SK 01394 0003 755383